EXHIBIT 20.1


                                  PRESS RELEASE


                  WINNEBAGO INDUSTRIES, INC. DECLARES DIVIDEND
                 DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS

         Forest City, Iowa, May 8, 2000 -- The Board of Directors of Winnebago Industries, Inc. today announced the adoption of a Rights Plan (the "RIGHTS PLAN") and declared a dividend distribution of one preferred share purchase right on each outstanding share of Winnebago Industries common stock (the "RIGHTS").

         Bruce D. Hertze, Chairman, Chief Executive Officer and President of Winnebago Industries stated: "The Rights Plan is intended to protect the interests of Winnebago shareholders in the event the Company is confronted with coercive or unfair takeover tactics, including (a) a partial or two-tiered tender offer that does not treat all shareholders equally, (b) the acquisition in the open market or otherwise of shares constituting control without offering fair value to all shareholders or (c) other abusive takeover or disruptive tactics."

         The Rights will be exercisable only if a person or group acquires 15% or more of Winnebago's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right will entitle shareholders to buy one one-hundredth of a share of a new series of preferred stock at an exercise price of $67.25. Certain members of the Hanson family (including trusts and estates established by such Hanson family members) and the John K. and Luise V. Hanson Foundation) are exempt from the applicability of the Rights Plan as it relates to the acquisition of 15% or more of Winnebago outstanding common stock.

         If Winnebago is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of Winnebago's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Winnebago's common shares having a market value of twice such price.

         Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Winnebago Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of preferred stock) per Right.

         Before an investor or group acquires 15% or more of Winnebago's common stock, the Rights are redeemable for $.01 per Right at the option of the Winnebago Board of Directors.

         The Winnebago Board of Directors is also authorized to reduce the 15% threshold referred to above to not less than 10%.

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         The Rights are intended to enable all Winnebago shareholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Winnebago Board of Directors prior to attempting a takeover.

         The Rights dividend will be made to common shareholders of record on May 26, 2000. The Rights will expire on May 3, 2010. The Rights distribution is not taxable to shareholders.

         Winnebago Industries, Inc. is a leading manufacturer of motor homes, self-contained recreation vehicles used primarily in leisure travel and outdoor recreation activities. Other products manufactured by the Company consist principally of a variety of component products for other manufacturers. The Company builds quality products with state-of-the-art computer-aided design and manufacturing systems on automotive-styled assembly lines. The Company believes its products conform to the most rigorous quality testing in the RV industry. The Company's common stock is listed on the New York, Chicago and Pacific Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. Visit Winnebago Industries' web site at http://www.winnebagoind.com.


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